UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

 (Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement

On February 24, 2010, China Stem Cells (East) Company Limited (“CSC”), an indirect wholly-owned subsidiary of China Cord Blood Corporation (the “Company”), entered into a Securities Purchase Agreement (the “Agreement”) with Glorysun Holdings Group Limited (“Seller”).  Seller is the sole shareholder of Zanbao Company Ltd. (“Zanbao”), which in turn is the sole shareholder of Jinan Baoman Science & Technology Dev. Co. Ltd. (“Baoman”).  Baoman holds 24% of the equity interest of Shandong Province Jilu Stem Cell Engineering Co. Ltd. (“Jilu Stem Cell”).  Jilu Stem Cell manages the assets of Shandong Cord Blood Bank (“Shandong Cord Blood Bank”), which is the owner of the exclusive Cord Blood Banking License for the Shandong province in China.

Pursuant to the Agreement, CSC will acquire 83% of the share equity of Zanbao from Seller, resulting in CSC becoming the indirect beneficial owner of an effective interest of 19.92% of Jilu Stem Cell for an aggregate purchase price of HK$159,360,000.  The purchase price is payable in two installments, HK$80 million within 10 business days after entering into the Agreement and HK$79.4 million within 30 days after the date of the Agreement.  In addition, each of Shandong Yinfeng Investment Group Co. Ltd., the major shareholder of Jilu Stem Cell, and Seller has guaranteed that the dividend income attributable to CSC in calendar year 2010, based on an effective interest of 19.92% will be not less than approximately RMB7.07 million (approximately US$1.04 million) and will make up any shortfall in the actual profit of Jilu Stem Cell and the guaranteed amount. The dividend will be distributed from Jilu Stem Cell. CSC is also entitled to a right of first refusal if any shareholders of Jilu Stem Cell decide to dispose or transfer their equity interest in Jilu Stem Cell in the future.

The Seller makes customary representations and warranties in the Agreement.  The closing of the transaction is subject to customary closing conditions.

Other Events

On February 24, 2010, China Cord Blood Corporation (the “Company”) issued a press release announcing the entry into the Agreement. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 24, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: February 24, 2010